

August 30, 2010

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

>    **Re:    Audiovox Corporation
>    Form 10-K for fiscal year ended February 28, 2010
>    Filed May 14, 2010
>    File No. 001-09532**

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1 - Business, page 4

1.    Given your disclosure on page 9 regarding the importance of your significant customers, please revise future filings to identify those customers that account for 10% or more of your revenues.  See Regulation S-K Item 101(c)(1)(vii). Also revise your disclosure in future filings to clarify the importance, duration and effect of all patents, trademarks and licenses you hold.  See Regulation S-K Item 101(c)(1)(iv).

Item 1.A. Risk Factors, page 9

2.    We note the disclosure on page 9 of your definitive proxy statement that you are a "controlled company" under Nasdaq rules.  Please tell us, with a view toward appropriate risk factor disclosure in future filings, whether you believe that status creates material risks.  For example, do you believe there is a material risk resulting from the controlled

company exemption from the requirement that a majority of your board be independent or that it appears you are able to rely on that and other exemptions at any time?

Item 10.  Directors, Executive Officers . . ., page 29

3.      Please amend to provide the disclosures required by Item 401 of Regulation S-K with respect to your executive officers.

Item 11.  Executive Compensation, page 29

4.      We note that your disclosure on page 15 of your definitive proxy statement is limited to whether your compensation policies and practices do not encourage excessive risk taking. Please tell us whether you believe that such policies and practices create risks that are reasonably likely to have a material adverse effect on the registrant.  Also describe the process you undertook to reach your conclusion.

5.      Given your disclosure in note 3 on page 22 of your definitive proxy statement that the referenced column represents "the dollar amount recognized for financial statement reporting purposes," it is unclear how you complied with the requirements of Item 402(c)(2)(vi) of Regulation S-K, as revised in Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009).  Also, given the lack of footnote disclosure to the table on page 11 of your definitive proxy statement, it is similarly unclear how you complied with the requirements of Item 402(k)(2)(iv) of Regulation S-K and the corresponding instruction to that item.  Please amend your filing accordingly.

6.      It appears that the amounts you report in the "Bonus" column in the table on page 22 of your definitive proxy statement were received by your named executive officers pursuant to the "Incentive Bonus Plan" described on page 17-19.  Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii).  Please revise future filings, as appropriate.

7.      Refer to the second table on page 23 of your definitive proxy statement.  Tell us, with a view toward amended disclosure, where you included the column required by Item 402(d)(2)(viii) of Regulation S-K.  In this regard, we note the disclosure in note 3 regarding the grant date fair value for "these options," but it is unclear how the option awards mentioned in the table all had the same such value given the different number of securities underlying the options.

8.      Given your disclosure on page 17 of your definitive proxy statement regarding awards granted and formulas set during your last completed fiscal year pursuant to the "Incentive Bonus Plan," it appears the second table on page 23 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K.  Please amend your filing to include that information.

<u>Item 13. Certain Relationships . . ., page 29</u>

9.      We note the reference to an "Affiliate Transaction Committee" on page 12 of your definitive proxy statement. With a view toward disclosure in applicable future filings, please tell us who are the members of that committee.

<u>Definitive Proxy Statement on Schedule 14A</u>

10.     Please tell us, and revise future filings to clarify, how your board nominated all seven directors, as disclosed on page 9 of your proxy statement, given your disclosure that the nominees consist of "Class A" and "Class A and B" nominees. Also tell us, with a view toward disclosure, how it was determined which nominees were "Class A" and which were "Class A and B" and any material differences between those classes.

11.     Please tell us how you complied with the Item 407(c)(2)(vi) of Regulation S-K, including where you disclosed the consideration by your board of diversity in identifying nominees.

<u>Exhibits</u>

12.     We note that the credit agreement with Bank of America filed as exhibit 10.1 to your Form 8-K filed April 6, 2010 does not appear to include the schedules and exhibits to the agreement. Please refile this agreement with all attachments.

<u>Current Reports on Form 8-K</u>

13.     It appears that almost every current report on Form 8-K you filed since your fiscal-year ended February 28, 2009 has been unsigned. Please tell us the authority on which you relied to file unsigned reports.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                   Sincerely,


                                   Russell Mancuso
                                   Branch Chief


cc (fax):      Robert S. Levy, Esq.
                Levy, Stopol & Camelo, LLP